SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OCEANPAL, INC.
(Name of Subject Company (Issuer))
OCEANPAL, INC., AS ISSUER
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))
7.0% Series D Cumulative Convertible Perpetual Preferred Stock, Par Value $0.01 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)

Margarita Veniou
OceanPal Inc.
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
Tel: + 30-210-9485-360
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

☐  Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by OceanPal, Inc., a Marshall Islands corporation (“OceanPal” or the “Company”), with the Securities and Exchange Commission (“SEC”) on December 3, 2025 (the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase for cash any and all outstanding shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share, with a $1,000 liquidation preference per share, (the “Series D Preferred Shares” or the “shares”), at a price of $1,400 per share, plus accrued dividends, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2025 (the “Offer to Purchase”) and in the accompanying Letter of Transmittal (the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.
This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Amendment No. 2 should be read in conjunction with the Schedule TO and the Letter of Transmittal, as filed with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCEANPAL, INC.

By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer Date: January 13, 2026

EXHIBIT INDEX

(a)	(a)(1)(A)**	Offer to Purchase dated December 3, 2025.

	(a)(1)(B)**	Letter of Transmittal.

	(a)(1)(C)**	Press Release dated December 3, 2025.

	(a)(1)(D)**	Press Release dated December 11, 2025.

	(a)(1)(E)*	Press Release dated January 13, 2026.

	(a)(2)	Not Applicable.

	(a)(3)	Not Applicable.

	(a)(4)	Not Applicable.

	(a)(5)	Not Applicable.

	(b)	Not Applicable.

	(d)(1)	Amended and Restated Stockholders Rights Agreement dated October 27, 2025, incorporated by reference to Form 6-K filed on October 28, 2025.

	(d)(2)	Not Applicable.

	(g)	Not Applicable.

	(h)	Not Applicable.

b)	Not Applicable.

c)	Filing Fee Table.**

*	Filed herewith
**	Filed previously